VERA THERAPEUTICS, INC.

170 Harbor Way, 3rd Floor

South San Francisco, CA 94080

May 12, 2021

VIA EDGAR

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attn:	Dillon Hagius
Irene Paik
Christie Wong
Vanessa Robertson

RE:	Vera Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-255492)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vera Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) to become effective on Thursday, May 13, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jodie Bourdet and Carlton Fleming of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jodie Bourdet of Cooley LLP, counsel to the Registrant, at (415) 693-2054, or in her absence, Carlton Fleming at (650) 843-5865.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

VERA THERAPEUTICS, INC.

By:	/s/ Marshall Fordyce, M.D.
Name:	Marshall Fordyce, M.D.
Title:	Chief Executive Officer

cc:	Jodie Bourdet, Cooley LLP
Carlton Fleming, Cooley LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]